EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-252990) and related Prospectus of Cedar Realty Trust, Inc. for the registration of an aggregate maximum offering price of $750,000,000 of common stock, preferred stock, shares of preferred stock represented by depositary shares, warrants, stock purchase contracts and units and to the incorporation by reference therein of our reports dated February 11, 2021, with respect to the consolidated financial statements and schedule of Cedar Realty Trust, Inc., and the effectiveness of internal control over financial reporting of Cedar Realty Trust, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York

May 6, 2021